Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          U.S. Helicopter Corporation.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   90342H 10 0
                                   -----------
                                 (CUSIP Number)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                 August 8, 2006
                                 --------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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                                                                          Page 2

                                  SCHEDULE 13D

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1   NAME OF REPORTING PERSONS
    Cornell Capital Partners LP

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [X  ]
                                                                      (b)  [   ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) (  )

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

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NUMBER OF SHARES        7   SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON       0
WITH
                        --------------------------------------------------------
                        8   SHARED VOTING POWER


                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.00%
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14  TYPE OF REPORTING PERSON

    PN
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                                                                          Page 3

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1   NAME OF REPORTING PERSONS
    Yorkville Advisors, LLC

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)   [ X  ]
                                                                   (b)   [    ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

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NUMBER OF SHARES        7   SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON       0 (as General Partner of Cornell Capital
                              Partners, LP)
WITH
                        --------------------------------------------------------
                        8   SHARED VOTING POWER

                            -0-
                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            0 (as General Partner of Cornell Capital
                            Partners, LP)
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,674,936 (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.00%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------



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                                                                          Page 4


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Mark Angelo

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)   [ X  ]
                                                                   (b)   [    ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) (  )

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

--------------------------------------------------------------------------------
NUMBER OF SHARES        7   SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON       0.00 (as Portfolio Manager of Cornell Capital
                            Partners, LP and President of Yorkville WITH
\                           Advisors, LLC)

                        --------------------------------------------------------
                        8   SHARED VOTING POWER

                            -0-
                        --------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER

                            0 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.00%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------



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                                                                          Page 5


Item 1.  Security and Issuer.

      This statement relates to shares of common stock, no par value per share (the "Shares"), of U.S. Helicopter Corporation,. a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY 10004.

Item 2.  Identity and Background.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      On August 4, 2004, the Reporting Persons received as compensation pursuant to the Standby Equity Distribution Agreement dated August 4, 2004, which was subsequently amended and restated on April 8, 2005 One Million Six Hundred
Seventy Four Thousand Nine Hundred Thirty Six (1,674,936) shares. On July 31, 2006, the Reporting Persons sold their entire holdings in a private stock transaction at a price of $1.20. Therefore the Reporting Persons no longer have an obligation under this Rule.

Item 4.  Purpose of Transaction.

      Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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Item 5.  Interest in Securities of the Issuer.

      (a)-(b) As of October 14, 2005 Cornell was the record and beneficial owner of 1,674,936 Shares representing 5.44% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell and Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares. may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. On July 31, 2006, the Reporting Persons sold their entire holdings in a private stock transaction at a price of $1.20. Therefore the Reporting Persons no longer have an obligation under this Rule.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. On July 31, 2006, the Reporting Persons sold their entire holdings in a private stock transaction as a price of $1.20. Therefore the Reporting Person no longer have an obligation under this Rule

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Cornell and the Issuer are parties to the following agreements, dated August 4, 2004, which was subsequently amended and restated on April 8, 2005 relating to the Shares: Standby Equity Distribution Agreement, Registration Rights Agreement and Placement Agent Agreement and a Lock-up Agreement, dated as January 31, 2006.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

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                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2006                  REPORTING PERSONS:
                                        -----------------

                                        CORNELL CAPITAL PARTNERS, LP

                                        By:   Yorkville Advisors, LLC
                                        Its:  General Partner

                                        By: /s/ Mark Angelo
                                            -------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        YORKVILLE ADVISORS, LLC

                                        By: /s/ Mark Angelo
                                            -------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        /s/ Mark Angelo
                                        ------------------------------------
                                        MARK ANGELO